Pricing Supplement No. 25          Filing under Rule 424(b)(3) with respect to
Dated September 27, 1995                 Registration Statement No. 33-56032

(To Prospectus dated January 7, 1993 and
Prospectus Supplement dated January 8, 1993)



                               $500,000,000

                            GENERAL MILLS, INC.

                       MEDIUM-TERM NOTES, SERIES D


                     Principal amount:   $20,000,000
           Amount Payable at Maturity:   Indexed Principal Amount (as
                                         defined below)
                      Stated Maturity:   September 27, 2000
                   Specified Currency:   U.S. Dollars
           Interest Payment Period and
           Interest Rate Reset Period:   N/A
               Interest Payment Dates:   N/A
                      Interest Period:   N/A
                 Interest Reset Dates:   N/A
         Interest Determination Dates:   N/A
                         Minimum Rate:   N/A
    Applicable Exchange Rate (if any):   N/A
       Issue price (as a percentage of
                    principal amount):   100%
       Selling Agent's Commission (%):   .02%
                          Agent's Fee:   $4,000
           Purchasing Agent's discount
                    or commission (%):   N/A
          Net proceeds to the Company:   $19,996,000
Settlement date (original issue date):   September 27, 1995
Redemption Commencement Date (if any):   N/A
           Redemption prices (if any):   N/A
                    Calculation Agent:   Bankers Trust Company

   "N/A" as used herein means "Not Applicable." "A/S" as used herein means "as stated in the Prospectus Supplement referred to above."

   The following description of the particular terms of the Notes offered by this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Debt Securities and Notes set forth in the accompanying Prospectus and Prospectus Supplement (together, the "Prospectus") to which descriptions reference is hereby made. Capitalized terms not otherwise defined herein which are defined in the Prospectus have the meanings set forth therein.

   The Standard & Poor's 500 Composite Stock Price Index (the "Index") is compiled and published by Standard & Poor's ("S&P"). "Standard & Poor's", "Standard & Poor's 500", "S&P500", "500" and "S&P" are service marks of McGraw-Hill, Inc. and have been licensed for use by an affiliate of BT Securities Corporation and sublicensed to the Issuer.

The Notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Notes. S&P makes no representation, express or implied, to any prospective purchaser of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P's only relationship to the Issuer is the licensing to an affiliate of BT Securities Corporation (which has granted a sublicense to the Issuer) of certain trademarks and trade names of S&P and of the Index, which is determined, composed and calculated by S&P without regard to Issuer or the Notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. S&P is under no obligation to continue the calculation and dissemination of the Index. The Issuer shall not have any responsibility for the calculation and dissemination of the Index or any errors or omissions therein.

   S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE ISSUER, INVESTOR, HOLDER OF THIS NOTE, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

1. Payment Of Indexed Principal Amount

   The Indexed Principal Amount will be payable on the Stated
Maturity; provided, however, that if any such payment date is not a "Business Day" (as such term is defined in the accompanying
Prospectus Supplement), payment will be made on the next succeeding Business Day.

2. Market Disruption Events

   If the Calculation Agent determines that on a Valuation Date a Market Disruption Event has occurred and is continuing, then the level of the Index for that Valuation Date shall be set equal to the official closing level of the Index announced by S&P for the next Index Business Day (which is not itself a Valuation Date or a day in which the closing level of the Index has previously been used for another Valuation Date on which a Market Disruption Event occurred (a "Substitute Valuation Date")) in which there is no Market Disruption Event, provided that, notwithstanding anything herein to the contrary, if there have not been five Index Business Days on which a Market Disruption Event has not occurred, beginning with the first Valuation Date and ending with the fifth Index Business Day following the final Valuation Date, the level of the Index for each Valuation Date for which no Index level has been set will be determined, on the Index Business Day immediately preceding the Stated Maturity, by the Calculation Agent in a commercially reasonable manner.

3. Discontinuance or Modification of Index

     (a) If the Index is not calculated and published by S&P but is calculated and reported by another person or party acceptable to the Calculation Agent (the "Third Party"), the Indexed Principal Amount relating to this Note may nevertheless be calculated by the Calculation Agent by reference to the relevant closing level of the Index.

     (b) If after the Settlement Date, S&P or the Third Party makes a material change (in the opinion of the Calculation Agent) in the formula or the method of calculating the Index, the Calculation Agent shall, using the formula and method of calculating the Index in effect immediately prior to such change, make such calculations as may be required to determine any Indexed Principal Amount.

     (c) If, at any time, S&P or the Third Party should cease calculation and dissemination of the Index, either temporarily or permanently, and should not provide a successor index, the Calculation Agent shall, using the formula and method of calculating the Index in effect of the date the Index was last so calculated (subject to paragraph
   (b) above), make such calculations as shall be required to determine any Indexed Principal Amount.

4. Correction of Index

   If the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Index/m is subsequently corrected and the correction is published by S&P or a successor sponsor prior to the Stated Maturity, the Calculation Agent may adjust Index/m to reflect that correction.

5. Definitions

   "Index" means the S&P 500 Composite Stock Price Index calculated by S&P.

   "Index Business Day" means a day on which banking institutions are open for business in New York that is (or but for the occurrence of a Market Disruption Event would have been) a trading day on each of the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers Automated Quotation ("NASDAQ") ("the Exchanges") and any other relevant exchanges in options or futures contracts on the Index other than a day on which trading on such exchanges is scheduled to close prior to its regular weekday closing time.

   "Indexed Principal Amount" means an amount in U.S. Dollars calculated by the Calculation Agent equal to the sum of (a) the Principal Amount and (b) an amount equal to the Principal Amount multiplied by the Index Return. The Indexed Principal Amount shall not be less than the Principal Amount.

   "Index Return" means the greater of (i) zero and (ii) positive number expressed as a percentage rate calculated by the Calculation Agent on the Valuation Date in accordance with the following formula:


                    ( Index/m - Index/o )
                    ( ----------------- ) x 123.5%
                    (      Index/o      )


   where,

   "Index/o" means 585.47; and

   "Index/m" means the arithmetic mean of the closing levels of the Index as announced by S&P on the Valuation Dates as determined by the Calculation Agent.

   "Market Disruption Event" means the occurrence or existence on any Index Business Day during the one-half hour period that ends at 4:30 p.m. (Eastern Standard Time) or such other time at which the closing level of the Index on the Valuation Date is published and announced by S&P of any suspension or material limitation imposed on trading on (i) the Exchanges in securities that comprise 20% or more of the level of the Index or (ii) the Chicago Mercantile Exchange in futures contract on the Index or (iii) the Chicago Board Options Exchange in options contracts on the Index if, in the determination of the Calculation Agent, such suspension or limitation is material.

     For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (i) the level of the Index attributable to that security relative to (ii) the overall level of the Index, in each case immediately before the material suspension or limitation.

   "U.S. Dollar" and "$" mean the lawful currency of the United
   States of America.

   "Valuation Date" means each of the tenth, ninth, eighth, seventh and sixth Index Business Days prior to the Stated
   Maturity.

6. United States Taxation

   The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect (or, in the case of certain regulations, in proposed form), all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets by U.S. Holders and does not purport to deal with persons in special tax situations. It also does not deal with holders other than original purchasers (except where otherwise specifically noted).

   PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

   As used herein the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes
(i) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (ii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source, or (iii) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business.

General

   In December 1994, the Internal Revenue Service withdrew proposed regulations under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code") dealing with contingent payment debt obligations such as the Notes and issued new proposed regulations. Under the new proposed regulations, the issuer of a contingent payment obligation would be required to construct a projected payment schedule for the instrument upon which accruals of interest expense and income would be determined. However, the new proposed regulations are not currently in effect and are not proposed to be effective for debt instruments, like the Notes, issued before the proposed regulations are adopted as final. Accordingly there are currently no regulations in effect or proposed to be currently effective that specifically govern the United States federal income tax treatment of the Notes. Moreover, the new proposed regulations may be modified before they are adopted, if ever, as final Treasury regulations. It is not possible to predict the content of any such final Treasury regulations or whether any such final Treasury Regulations might apply to outstanding Notes.

U.S. Holders

   Under general principles of current United States Federal income tax law, payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Under this analysis, a U.S. Holder that has not previously adopted an inconsistent method of accounting for United States federal income tax purposes will generally not be required to recognize any income, gain or loss prior to the Stated Maturity Date or earlier disposition of a Note. The amount payable at maturity with respect to a Note in excess of the Principal Amount (the "Additional Interest Amount"), if any, would be treated as contingent interest and generally would be includable in income by a U.S. Holder as ordinary interest on the date the amount payable at maturity is accrued (i.e., determined) or when such amount is received (in accordance with the U.S. Holder's regular method of tax accounting).

   Upon the sale, exchange or retirement of a Note, a U.S. Holder generally would recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's tax basis in the Note. Such gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if the Note were held by the U.S. Holder for more than one year.

Other

   Notes are not traded on any recognized or designated investment exchange. Notes may not be suitable for some individual investors, who should consult with their investment advisors before purchasing.

   As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing
Supplement relates) is $437,900,000.


                   BT SECURITIES CORPORATION



                        NORTH CAROLINA

    The Commissioner of Insurance of the State of North
Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.